Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

[The following quotes were added to Oracle’s website on September 20, 2005]

“KTF is a major user of Oracle, and has 1,000 Siebel users. After the completion of this acquisition, we expect better integration between Oracle and Siebel products, and better and more convenient support services.”

- Hun Yong Oh, Sr. Director, Head of CRM Development, KTF

“As an Oracle implementation partner, Baytree is excited about the Siebel acquisition for several reasons. From a tactical perspective, Oracle’s acquisition will provide better support and tighter integration available to our clients, while strategically, these two product lines will provide stronger and richer capabilities through a ‘Fused’ product suite via Oracle’s Fusion efforts. We have looked at this acquisition from several perspectives and have yet to find the down side.”

- Hal Hawisher, VP of Sales and Alliances, Baytree

“Hitachi Consulting welcomes the Oracle - Siebel combination. As early national partners for both companies, our clients have enjoyed the benefits of solutions built on Oracle and Siebel technology products for many years. This acquisition will allow us to bring even stronger solutions to our clients as well as sharpen our focus within the marketplace.”

- Michael Travis, President and COO, Hitachi Consulting

“As a partner of both Oracle and Siebel we are excited to see the combination of these two very impressive product sets. It adds significant new capability to both customers of Oracle and Siebel, and builds out the integrated business solution as part of the Fusion application initiative.”

- John Beaumont, VP of ERP Solutions, Cognizant Technology Solutions

“The combination of Oracle and Siebel will finally deliver the true promise of CRM and the customer centric enterprise.”

- Ben Pastro, ThoughtDigital

“As CRM has become critically integrated into the management of many organizations, the folding of Siebel’s CRM platform into Oracle’s E-Business Suite will offer tremendous opportunities for our clients to better leverage their CRM investment with Oracle’s order management and online selling capabilities while simultaneously reducing their infrastructure complexity.”

- Chip Nordstrom, Vice President of Sales, Dynamic Information Systems, LLC

“HP has long been a strategic partner of both Oracle and Siebel. As a result of the combination of Oracle and Siebel, our joint HP and Oracle customers are positioned to benefit from the array of solutions and services.”

-Ron Eller, Vice President and General Manager Enterprise Solution Alliances, HP

“Oracle’s consolidation of the CRM space will better serve our customers, as well as Oracle’s. As an established PeopleSoft CRM partner, Apex IT saw immediate benefits for our customers and our business as a result of the acquisition by Oracle. And, as a long-time implementer of Siebel CRM, we are excited about Siebel’s vertical industry and CRM expertise being combined with the powerhouse Oracle suite of solutions.”

-Eric Steege, President & CEO, Certified Partner Apex IT

“We applaud the announcement of Oracle’s agreement to acquire Siebel. We feel that it will only provide opportunity for our customers and for Apex IT. The consolidation of the CRM space by Oracle and our history as a Siebel implementer coupled with our position as an Oracle/PeopleSoft CRM partner means that the combination will provide Apex IT an opportunity to better serve our customers and Oracle’s customers.”

-Eric Steege, President & CEO, Certified Partner Apex IT

“Oracle’s acquisition of Siebel is nirvana for partners with both Oracle and Siebel competence. Those of us who have worked behind the scenes for years integrating these products can now come out of the closet and fully participate in the growing Oracle economy, creating whole business processes for the many customers who run combinations of Oracle and Siebel products.”

-Marc Hebert, EVP, Marketing & Alliances, Sierra Atlantic, Inc.

“We see nothing but upside with the combination of Oracle and Siebel. This will result in best-in-class product capabilities backed by the resources of a bigger company. As one of the largest customers of Siebel, and a strong partner of both Oracle and Siebel, we believe the combination will allow us to provide greater value to our business, our customers, and the industry.”

-Barbara Schaedler, Vice President Corporate Marketing, Fujitsu Siemens Computers

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements:

This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.

Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.